EXHIBIT 3

ECI Telecom Strengthens IP Portfolio with $88 Million Acquisition of Laurel
                                    Networks

    Positions ECI as a solution provider for next-generation IP/MPLS networks


Petach-Tikva, Israel - May 16, 2005 - ECI Telecom (NASDAQ: ECIL), a global provider of advanced telecommunication solutions to leading carriers and service providers today announced that it has signed a definitive agreement to acquire Laurel Networks, an innovative provider of Next-Generation IP/MPLS Multi-Service Edge Routers. Laurel`s products and technology will add edge routing and IP service capabilities to ECI's broadband, optical, and core routing portfolio, enabling ECI to enhance its systems functionally and to create complete multi-service IP solutions for service providers.

Under the terms of the agreement, ECI will pay $88 million in cash for Laurel. The transaction is subject to several standard closing conditions and is expected to close within a few weeks.
Founded in 1999 and based in Pittsburgh, Pennsylvania, Laurel has received a total of $118 million in funding from leading U.S. venture capital funds including NEA & Trinity Ventures, as well as from Ciena Corporation. Most of the funding was used for the research and development of its industry leading line of IP Multi-Service Edge Routers. At this time Laurel has approximately 150 employees and $9 million in cash. It started selling its edge routers in 2002 and has almost doubled its sales every year since. Sales for the 12 months ended April 30, 2005, totaled $18 million. Among its key customers Laurel lists Level(3) as well as Korea Telecom and Dacom.

As service providers worldwide expand revenues through IP-based services such as IP Television, Video-on-Demand, and next-generation Voice over IP, they require highly available multi-service IP network infrastructures. Laurel's IP-based multi-service networking solutions combine full-featured multi-service support and complete Internet routing in a carrier-class IP-based platform. This unmatched service agility enables carriers to offer any type of service, including triple play and IP Virtual Private Networks, over a range of interface speeds and access networks with high flexibility and scalability to meet the evolving service delivery needs of carriers.

"Carriers' infrastructure and services are rapidly evolving to IP," said Doron Inbar, President and CEO of ECI Telecom. "By acquiring Laurel we add best-of-breed IP edge routing products, technology and expertise to our overall portfolio of IP solutions and strengthen ECI's position as a supplier of next-generation IP solutions. This acquisition is aligned with our strategic direction to enhance our ability to meet our customers' most demanding needs with innovative solutions as their next-generation multi-service networks evolve toward a single converged IP network."
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"We are very excited to become part of the ECI family," said Don Pyle, CEO of
Laurel Networks. "The Laurel team has originated the multi-service routing concept and demonstrated its advantages in flawless deployments at top tier carriers' networks. By coupling our IP edge routers with ECI's core routers, optical products, and broadband access, we can now create unmatched comprehensive solutions."

"ECI Telecom's acquisition of Laurel Networks brings together two highly complementary solution sets, with Laurel's well-regarded IP/MPLS edge routing technology effectively filling one of the few gaps in ECI's already robust portfolio of market-proven broadband access and optical technologies," said Erik
M. Keith, Senior Analyst for Broadband Infrastructure at Current Analysis, Inc. "With the Laurel acquisition, ECI not only establishes a beach head in North America, but also enters the increasingly critical service provider edge market with a battle-tested platform that has garnered multiple high-profile customer wins including global carrier Level(3). Finally, Laurel's recently-introduced IP Video Router(TM) is a congruent fit with ECI's existing Hi-FOCuS(TM) solution set, which has already been deployed in multiple large-scale triple play service deployments in Europe and Asia."

Upon closing, Laurel will become ECI's Data Networking Division.

ECI will host a conference call to discuss this announcement on Monday, May 16, 2005, at 15:00 EST, 22:00 Israel time. To access the conference call, please dial one of the following numbers: US: (800) 762-4717, International: +1 (480) 629-9025, Israel:
1-800-937-0052
A replay option will be available after the conference call, from 18:30 EST on May 16, 2005, through May 23, 2005, at 23:59 EST.
Replay numbers:
US: (800)-475-6701, Int. +1 320-365-3844. Access code for both: 781716
A webcast of the conference call can be accessed on the ECI Telecom website www.ecitele.com.
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A replay of the webcast will also be available on ECI Telecom's website.

About ECI Telecom
ECI Telecom (NASDAQ: ECIL) provides advanced telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to introduce new revenue-generating services easily. ECI has pioneered key technologies including voice compression, SONET/SDH and DSL and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

About Laurel Networks
Laurel Networks delivers routing technology that helps service providers transition from the standard Internet-only service delivery model into full-fledged triple-play networks. Designed for enhanced network scalability, Laurel's ST-series (TM) routers allow service providers to add advanced broadband applications, like video on demand or voice over IP, without incremental cost as the subscriber base grows. Headquartered in Pittsburgh, Pennsylvania, Laurel operates sales and support facilities across the US, Europe and Asia. Its routers are deployed by some of the world's largest service providers including: Level 3 Communications, KT, Dacom, and Arsys.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.


Press Contact:                                  Investor Relations Contact:
Fran Bosecker                                   Jay Kalish
PR@vantage                                      ECI Telecom
+1-212-532-5612                                 +972-3-926-6255
fbosecker@pr-vantage.com                        jay.kalish@ecitele.com
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